Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Volatility Shares Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2000 PGA Blvd, Suite 4400, Palm Beach Gardens, Florida 33408

Telephone Number (including area code):

(202) 854-1343

Name and Address of agent for service of process:

Corporation Service Company

251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

With copies to:

Morrison C. Warren, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, Illinois 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Palm Beach Gardens, and State of Florida on the 16th day of March, 2022

Volatility Shares Trust
(Name of Registrant)

By:	/s/ Justin Young
Justin Young, Trustee

Attest:	/s/ Stuart Barton
Stuart Barton, Principal